KRYS BOYLE, P.C.
                               Attorneys at Law
Telephone                   Suite 2700 South Tower                 Facsimile
(303) 893-2300              600 Seventeenth Street            (303) 893-2882
                          Denver, Colorado 80202-5427


                                 August 1, 2005


H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

   Re:  All-American SportPark, Inc.
        Form 10-KSB for the Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        Form 10-QSB for the Quarter Ended March 31, 2005
        Filed May 16, 2005
        File No. 0-24970

Dear Mr. Owings:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated July 11, 2005 (the "Comment Letter") regarding All-American SportPark, Inc. The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

Item 1.  Description of Business
--------------------------------

Marketing, page 6
-----------------

1. In the last paragraph under this caption, you refer to "a number of large existing and potential markets." Please explain. Also explain the "concepts" you refer to in the second sentence.

     The discussion about potential markets will be revised to make it clear that the concept being referred to is the Callaway Golf Center concept. We plan to revise the paragraph to read as follows:

     "The Company's marketing efforts toward establishing additional CGC-type locations have been directed towards a number of large existing and potential markets for which there can be no assurance of financial success. Further, to expand the concept for CGC-type facilities beyond the Las Vegas location could require considerably more financial and human resources than presently exists at the Company."

Competition, page 6
-------------------

2. Please describe in further detail your competition. For example, discuss whether there are any other facilities similar to yours. State whether the hotels have their own courses or arrangements with country clubs to use their facilities, etc.

     The discussion about competition will be revised to include the information requested. We plan to add a third paragraph under "Competition" as follows:

     "The Company's competition includes other golf facilities within the Las Vegas area that provide a golf course and driving range combination and/or a night lighted golf course. Management believes that the CGC is able to compete because it is unique in providing a branded partnership with Callaway Golf Company and giving the Las Vegas Community one of the largest golf training facilities in the western United States. In addition, several Las Vegas hotel/casinos own their own golf courses that cater to high-roller/VIP tourists. The CGC is able to compete against these facilities because it offers a competitively priced golf facility with close proximity to the "Las Vegas Strip" properties where a non-high-roller/VIP tourist can come to enjoy a Las Vegas golf experience."

Item 2.  Description of Property, page 7
----------------------------------------

3. We note that your property is in good condition both structurally and in appearance. This appears to be inconsistent with your disclosure under Item
3. Legal Proceedings.  Please advise or revise.

     Please be advised that the Company's property is in good condition both structurally and in appearance. The construction defects discussed in Legal Proceedings were "tee-line" related issues of adjoining concrete sidewalk and walkways that had shifted and some minor building structural damage. The building defects were corrected and the building is now in good condition. Temporary repairs have been made to the "tee-line" and permanent correction of the defects will be made upon settlement of the lawsuit.

Item 5.  Market for Common Equity and Related Stockholder Matters, page 8
-------------------------------------------------------------------------

4. We note you have provided over-the-counter market quotations. Also state that the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent the actual transactions. See
Item 201(d) of Regulation S-B.

     The requested disclosure will be added. We intend to revise the first paragraph of this section to read as follows:

     "MARKET INFORMATION. The Company's Common Stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol "AASP". The following table sets forth the closing high and low sales prices of the Common Stock for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions."

Item 6.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations, page 8
-----------------------------

Critical Accounting Policies and Estimates, page 8
--------------------------------------------------

5. We note your disclosure that you "do not employ any accounting policies and estimates that...or require the exercise of significant judgment to apply." You disclose in Note 2 several accounting policies, such as those related to stock-based compensation and income taxes, that could have a material impact on your financial statements. Please revise your disclosures to include a discussion of critical accounting policies and estimates.

     SEC Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policies", states that critical accounting policies required to be disclosed are those that, "require management's most difficult, subjective or complex judgments". In addition, these policies need to have a reasonable possibility of having a material effect on the financial statements.

     Our accounting policy for income taxes, specifically the application of a 100% valuation allowance, is based on our Company's history of losses. Furthermore, in our opinion this policy is not selected from among any available alternatives and, therefore, does not require any difficult, subjective or complex judgments in its application.

     In addition we believe our policy for stock based compensation, which is based on the judgment that a change to FAS 123 (or FAS 123R prior to its effective date) would not be worthwhile, which judgment was neither difficult, subjective nor complex since, as is evident in the financial statement disclosures made with regard to stock based compensation, such a change clearly could not have a material effect on our financial statements.

     Therefore, based on our understanding of what constitutes a critical accounting policy, we believe that the disclosure as stated in our 10-KSB is correct, appropriate and adequate as made.

Overview, page 9
----------------

6. Please explain the significance of being named the Number 2 golf practice facility in the United States. Identify who named you, state whether they are an independent party and briefly describe the criteria used in the ranking.

     The Callaway Golf Center was ranked the Number 2 Golf Practice Facility in the United States by the "Golf Range and Recreation Report Magazine" in their January/February 1998 issue. The Company is not related in any way to this magazine. The magazine ranked facilities nationally on specific criteria, including layout and design, customer service, number of rounds played, golf shop and financial information. Because the ranking is over seven years old and we are not aware of a more current ranking, we intend to delete the reference to being named the Number 2 golf facility.

7. We note that Sportservice pays rent based on a percentage of gross sales. Please quantify.

     The rent and other costs paid by Sportservice will be quantified, as requested. We intend to add the following paragraphs and table to the overview section:

     "SportService operated the Bistro 10 restaurant and paid rent based on a percentage of their gross revenue by category (6% of restaurant sales, 12% of catering and beverage cart, and 4% of the combined total gross sales for common area maintenance (CAM) charges). As of June 1, 2005, SportService discontinued its operation of the Bistro 10 restaurant.

     Rent paid by SportService in 2004 is summarized as follows:

             Restaurant sales                    $ 15,144
             Catering                                 465
             Beverage Cart                          7,173
             CAM                                   12,637
                                                 --------
             Total                               $ 35,419
                                                 ========  "

Results of Operations - Year Ended December 31, 2004 Versus Year Ended
----------------------------------------------------------------------
December 31, 2003, page 9
-------------------------

8. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350. We note your reference to a trend in the third paragraph on page 10 and have commented below.

     We intend to add the following paragraphs to the Overview section:

     "The National Golf Foundation (NGF) stated in a press release dated February 5, 2005, that, "the National Golf Course Owners Association had reported that 2004 finished up nationally compared to a decline in the previous two years." NGF also stated that, "private clubs were flat while public courses saw the increases." Additionally, the Las Vegas Convention Center and Visitors Authority (LVCVA) announced on February 10, 2005, that the number of 2004 visitors broke all previous records by more than 2 million. Furthermore, the LVCVA projected that visitor growth will be significant through 2009. Given this information, expectations for both public golf courses and Las Vegas tourism are increasing.

     We expect that Calloway Golf Center (CGC) revenues will remain flat or increase slightly in 2005. The CGC has an ideal location at the end of the "Las Vegas Strip" and near the international airport; however, much of the land immediately adjacent to the CGC has not yet been developed. In 2005, significant commercial, industrial and residential development, along with an expansion of the international airport, is planned. As a result of this planned development, in 2006 the Company expects the CGC name recognition to increase significantly and revenues to be impacted favorably."

Cost of Revenues, page 9
------------------------

     9. It appears that your cost of doing business is increasing as your revenues are decreasing. You disclose that the increase in the cost of revenues line item of more than $157,000, or more than 45%, was due to the salary of two golf pros that was outsourced to Giant Golf in 2003. Please explain clearly how outsourcing these costs in 2003 would support your statement that you incurred no costs in 2003. Generally, when a business outsources a task or function, certain costs would still be incurred. Explain to us what you mean by outsourcing these payroll costs. Tell us if you received any benefit during 2003 from the services of these two golf pros whose costs were outsourced to Giant Golf. Explain to us your relationship with Giant Golf and who owns these operations. See Item 303(b)(1)(iv) of Regulation S-B. Please show us in your response what your revised disclosures will look like.

     Giant Golf leased space from CGC and provided golf lessons to CGC's customers using golf professionals paid by Giant Golf and for which CGC did not have any obligation. In 2004, Giant Golf ceased to be a lessee and as a result CGC hired two golf professionals, which increased CGC costs, to provide the golf lessons, for the Company's customers, previously provided by Giant Golf. However, the lost lease revenues approximated the golf lesson revenues resulting in a negligible impact on revenues.

     We intend to revise the paragraph concerning cost of revenues to read as follows:

     "COST OF REVENUES. Costs of revenues increased by 45.57% in 2004 to $505,555 compared to $347,301 in 2003. The overall increase can be primarily attributed to increased driving range supply purchases and CGC providing golf lessons that had been previously provided through a contract with Giant Golf. In 2004, CGC terminated the arrangement with Giant Golf and hired golf professionals to provide golf lessons resulting in a significant increase in direct payroll costs. However, the lost lease revenues approximated the golf lesson revenues resulting in a negligible impact on revenues."

Liquidity and Capital Resources, page 10
----------------------------------------

10. Please tell us how you accounted for the $187,553 received from the Southern Nevada Water Authority and the amounts received in each period presented. Please also tell us and revise your disclosures to clarify why the costs you incurred in construction are less than the amount received from the water authority. See Item 303(b)(1)(ii) of Regulation S-B.

     The costs incurred are less than the amounts received from the Southern Nevada Water Authority (SNWA) because the SNWA calculates the incentive paid for "xeriscape" conversion based on the square footage converted. The actual cost incurred to complete the conversion does not factor into the incentive amount received. CGC was able to complete the turf conversion for substantially less than the incentive received primarily due to already having a relationship with a landscape contractor. Because of this relationship, CGC was able to complete the conversion without incurring the typical markup an outside landscape contractor employed only to perform the turf conversion would normally charge for the conversion.

     We intend to revise the paragraph concerning the SNWA matter to read as follows:

     "The Southern Nevada Water Authority (SNWA) sponsors the Water
     Smart Landscapes Program (Program), which is intended to reduce the future water usage. This Program is available to all business owners and provides a monetary incentive based on the square-footage of high water usage landscapes (primarily grass) converted to water conserving "xeriscape". In 2004, CGC completed a two-phase "xeriscape" conversion project (consisting of approximately
     420,000 square feet) and received incentives of approximately $272,000 from the SNWA. The cost to complete the "xeriscape" conversion, which totaled approximately $148,000, was substantially less than the incentive received from SNWA due to obtaining favorable contract terms with our existing landscape contractor.
     As a result of "xeriscape" conversion project, CGC expects an annual reduction in operating expenses of approximately $50,000."

11. In the third paragraph, please quantify the payments of interest and notes payable balances due to an affiliate that were deferred and identify the affiliate.

     In our 10-KSB for the year ended December 31, 2004, we stated "working capital needs have been helped by deferring payments of interest and notes payable balances due to an Affiliate. Management believes that additional deferrals of such payments could be negotiated, if necessary".

     By way of clarifying the manner in which the terms "deferring and deferrals" were used. We were referring to the payment terms of the notes rather than in the accounting sense, that is, the timing of recognition of an expense. Per the terms of the notes, interest is calculated and recorded monthly, but is not payable until a future date (i.e., interest payments are deferred). For the note payable to Vaso Boreta and Las Vegas Golf and Tennis, Inc., this is an annual payment due on December 1 each year. The Saint Andrews Golf Shop, Ltd. and the Boreta Enterprises Inc. note payments are due and payable only out of available cash flows (the underlying notes do not include specified maturity dates).

     The Company owes the following amounts to related parties:

                                     2004                      2003
                            Principal    Interest    Principal     Interest
                            ----------  ----------   ----------   ----------
   Vaso Boreta              $3,483,473  $1,572,128   $3,883,473   $1,223,780
   Las Vegas Golf and
     Tennis, Inc.              230,000     183,940      230,000      160,940
   Saint Andrews Golf
     Shop, Ltd.                546,561      25,161      100,000        1,096
   Boreta Enterprises Inc.     100,000       1,666        -0-          -0-
                            ----------  ----------   ----------   ----------
                            $4,360,034  $1,782,895   $4,213,473   $1,615,703
                            ==========  ==========   ==========   ==========

     We intend to revise the paragraph concerning the deferred interest to remove the confusing terms and to read as follows:

     "Working capital needs have been helped by favorable payment terms and conditions included in our notes payable to an Affiliate. Management believes that additional notes could be negotiated, if necessary, with similar payment terms and conditions."

12. You do not appear to have discussed cash flows from operations, investment, and financing activities. Please revise.

     We intend to add the following paragraphs to the Liquidity and Capital Resources section in response to this comment:

     "In 2004, the Company received cash incentives from the Southern Nevada Water Authority (SNWA) of approximately $272,000, which is included in cash flows from operations. The Company's cash flows from investing activities were comprised of cash expendi-tures of approximately $324,000 for capital asset additions, which were financed in part by the incentives received from SNWA and proceeds of loans from related parties of approximately $500,000, net of current year repayments, which constitutes substantially all of the Company's financing cash activities.

     In 2003, the Company received approximately $880,000 from the settlement of a lawsuit, which was used primarily to fund current year operations and is included in cash flows from operating activities. Capital asset additions were purchased for approximately $74,000 and the Company made payments on debt of approximately $160,000, net of current year proceeds received from related party loans, which constitutes substantially all of the Company's investing and financing activities."

13. Please disclose the amount of interest expense that has been deferred for all periods presented, and when you expect these amounts to become due and payable. See Item 303(b)(1)(i) of Regulation S-B.

     We intend to add a new paragraph to the "Liquidity and Capital Resources" section as follows in response to this comment:

     "Interest payable to affiliates was $1,782,895 and $1,615,703 as of December 31, 2004 and 2003, respectively. This interest is payable as follows:

              2005                         $   232,690
              2006                             179,651
              2007                              69,788
              2008                           1,273,939
              2009                               -0-
              Thereafter                        26,827   "

14. In the fourth paragraph, please describe the new marketing strategies you began implementing in 2004. Also, describe in further detail the "trend" you are referring to.

     A discussion of the marketing strategies implemented in 2004 will be added. We intend to revise the fourth paragraph under Liquidity and Capital Resources to read as follows:

     "In 2004, the Company began implementing new marketing strategies that resulted in increased revenues during the year. We have advertised in various magazines within the Southern California area and in the Southwest Airlines Magazine, which is available to all passengers on every Southwest Airlines flight. We also started marketing the CGC as a family facility that has something for all ages and have constructed a pylon sign in front of the CGC, on the "Las Vegas Strip". We believe that the expansion of our marketing and advertising strategies will continue to result in increased revenues."

15. You disclose in your consolidated statement of operations gains on the extinguishment of debt of $669,887 in 2004 and $316,991 in 2003 as well as an amount in 2002. Please tell us your basis in GAAP for recognizing these gains. Given the nature of the transaction, it appears that debt forgiveness should have been characterized as a capital transaction. See APB 26 note 1 to paragraph 20. You should provide disclosures related to the transactions in the Management's Discussion and Analysis and discuss the impact on your liquidity of these transactions for all periods presented. See Item 303(b)(1)(v) of Regulation S-B.

     Please see our response regarding the accounting treatment with respect to Comment No. 19, below.

     We intend to add the following disclosures to our MD&A regarding these transactions:

     "The effects of these extinguishments on the Company's current and future liquidity was, of course, to permanently eliminate the obligations for the related short-term cash outflows for the amounts of each forgiveness, thus enabling the Company to meet other obligations timely and continue its business operations without interruption at least for the short-term."

Item 7.  Financial Statements
-----------------------------

General
-------

16. With respect to the related party golf businesses that are separate and independently owned by your Chairman, your President and his brother, you may have a controlling financial interest as defined in FIN 46 and FIN 46R in one or more of these related entities which appear to provide you with the ability to control and share a broad group of costs and expenses among these other operations which also have common ownership and common control. Please provide us with the following:

     * The names of each of the other businesses and a brief description of their operation;

     * A summary by entity or business of the formal and informal contracts and agreements that you have with each listing the nature and type of service being provided;

     * The results of your review and evaluation of your contracts and agreements with these related entities in connection with your adoption of and compliance with the requirements of FIN 46 and FIN 46R to determine who is the primary beneficiary, as defined in FIN 46R;

     * The total ownership percent shared between your Chairman, your President and his brother who is the other son of your Chairman; and

     * The ownership interest, if any, that you have in each of the related businesses.

We may have further comment upon the review of your response. Refer to FIN 46 and FIN 46R.

     The names of each of the other businesses and a brief description of their operation, is as follows:

        Las Vegas Golf and Tennis, Inc. - Owner:  Vaso Boreta
        Las Vegas Golf and Tennis Rainbow, Inc. - Owner: Vaso Boreta Saint Andrews Golf Shop, Ltd. - Owner: Ron and John Boreta
        Saint Andrews Forum Golf Shop, Ltd. - Owner:  Ron and John Boreta

     All of the above are retail stores located in Las Vegas, Nevada and sell golf equipment and other golf related items.

        Boreta Enterprises, Inc. - Owner: Vaso, Ron and John Boreta Boreta Enterprises, Inc. provides executive personnel service.

     A summary by entity or business of the formal and informal contracts and agreements that you have with each listing the nature and type of service being provided is as follows:

        Contracts (formal and informal) are as follows:

          The Company shares administrative/accounting salaries and benefits, as discussed in No. 27 below, with Las Vegas Golf and Tennis, Inc., Las Vegas Golf and Tennis Rainbow, Inc., Saint Andrews Golf Shop, Ltd., and Saint Andrews Forum Golf Shop, Ltd. In addition, Saint Andrews Golf Shop, Ltd. leases pro-shop space from the Company. The Company also has loans and interest payable to some of these entities as discussed in response to Comment
          No. 11 above.

     The results of our review and evaluation of our contracts and agreements with these related entities in connection with our adoption of and compliance with the requirements of FIN 46 and FIN 46R to determine who is the primary beneficiary, as defined in FIN 46R are as follows:

          Our review and evaluation of our relationship with these related entities resulted in our concluding that we are do not bear any of the risks/obligations of these entities and will not receive any rewards from these entities; and therefore, the Company is not required to consolidate them under FIN 46 or FIN 46R.

     The total ownership percent shared between our Chairman, our President and his brother who is the other son of your Chairman is as follows:

          Vaso Boreta, Chairman                0.1%
          Ron Boreta, President               26.2%
          John Boreta                         14.7%

     The above percentages include their individual indirect ownership through Boreta Enterprises, Inc.

     The ownership interest, if any, that the Company has in each of the related businesses is as follows:

          All-American Sportpark and its Subsidiary does not have an ownership interest in Las Vegas Golf and Tennis, Inc., Las Vegas Golf and Tennis Rainbow, Inc., Saint Andrews Golf Shop, Ltd., Saint Andrews Forum Golf Shop, Ltd., or Boreta Enterprises, Inc.

Consolidated Statements of Operations, page F-4
-----------------------------------------------

17. Please tell us and revise your presentation of $1,978,385 of selling, general and administrative expenses to separately disclose the amounts of each cost and expense category that exceeds 20% of gross revenues. You should discuss in your Management's Discussion and Analysis the reasons for changes between periods for each major cost category. Refer to Item 310 and Item 303(b)(1)(vi) of Regulation S-B.

     Selling, general and administrative expenses for the years ended December 31, 2004 and 2003 were as follows:

                                     % of               % of
                            2004     Sales     2003     Sales    Change
                         ----------  -----  ----------  -----  ---------
  Salaries and benefits  $  267,649  12.3%  $  346,419  15.6%  $ (78,770)
  Land lease                406,031  18.7%     413,202  18.6%     (7,171)
  Utilities                 290,347  13.4%     235,511  10.6%     54,836
  Landscape maintenance     443,126  20.4%     437,321  19.7%      5,805
  Other (each < 5% of
    sales)                  571,232  26.3%     609,215  27.5%    (25,300)
                         ----------  -----  ----------  -----  ---------
                         $1,978,385         $2,041,668         $ (37,983)
                         ==========         ==========         =========

     We intend to revise the operating expense section of the statements of operations as follows:

     "Operating expenses:
       Selling, general and administrative:
        Land lease expense                       406,031       413,202
        Landscape maintenance                    443,126       437,321
        Other                                    861,579       844,726
                                               ---------     ---------
                                               1,978,385     2,041,668
       Depreciation and amortization              71,154        67,903
                                               ---------     ---------
         Total operating expenses              2,049,539     2,109,571  "

     We intend to revise the paragraph concerning selling, general and administrative expenses to read as follows:

     "SELLING, GENERAL AND ADMINISTRATIVE ("SG&A"). SG&A expenses consist principally of land lease, landscape maintenance, payroll, professional fees and other corporate costs. These expenses decreased by 3.1% to $1,978,385 in 2004 from $2,041,668 in 2003.
     Salaries and wages decreased primarily due to decreased accounting personnel costs (approximately $75,000) as a result of our CFO leaving and our employing a controller. The increase in utilities, approximately $55,000, resulted from increased water and electric rates, not increased consumption thereof. The decrease in other expenses is mainly due to incurring higher legal expenses, in 2003 (see Item 3 Legal Proceedings). The decreased legal expenses were offset, in 2004, by an increase in uncollectible receivables largely due to the write-off of amounts due from SPEN (see Item 12)."

18. Please present interest expense and interest income in separate line items or disclose for each period presented the amounts of each in a footnote that reconciles to the interest expense, net line item. Similarly, please also revise your presentation of other income, net.

     Interest expense, net and other income, net for the years ended December 31, 2004 and 2003 were as follows:

                                     2004         2003
                                  ---------    ---------

     Interest income              $  16,157    $   7,148
     Interest expense              (499,949)    (478,043)
     Interest expense, net        ---------    ---------
                                  $(483,792)   $(470,895)
                                  =========    =========

                                     2004         2003
                                  ---------    ---------

     Other income                 $ 254,703    $ 880,000
     Other expense                   (1,154)        -0-
                                  ---------    ---------
     Other income, net            $ 253,549    $ 880,000
                                  =========    =========

     We intend to revise the other revenues (expense) section of the statements of operations as follows:

        "Interest income                     16,157       7,148
         Interest expense                  (499,949)   (478,043)
         Gain on extinguishment of debt     669,887     316,991
         Other income                       254,703     880,000
         Other expense                       (1,154)       --     "

19. Your presentation indicates that you recognized gains of $669,887 in 2004 and $316,991 in 2003 on the extinguishment of debt. Please explain to us the nature of the debt and the fact and circumstances relating to each year that gave rise to the extinguishment and the gains recognized in your financial statements. Please explain to us your basis in GAAP for your accounting treatment that supports recognition of each gain. If the amounts extinguished were due from related parties like shareholders, please also explain why you did not record a capital contribution for the amount of the debt.

     We have interpreted the two questions at the end of this comment as being the same question, expressed in two different ways. We are responding accordingly.

     In deciding how to treat the series of extinguishments referenced in the comment, management considered the language cited above in Comment no. 15 (APB 26, footnote 1 to paragraph 20), which was, in fact, the only on-point language in "category (a) GAAP" identified by us at the time. The cited language, which reads, "extinguishment transactions between related entities MAY BE in essence capital transactions" (emphasis added) appeared nonprescriptive but rather quite permissive and requiring the exercise of judgment. Although the cited language clearly implied that alternative approaches were permissible, no guidance could be found describing any circumstances when alternative accounting for such transactions might be appropriate.

     It was reasoned that accounting for these and similar transactions as capital contributions was appropriate in many cases involving principal or even merely major shareholders because the contributing shareholder receives, indirectly, the principal or an otherwise significant economic benefit from strengthening the entity's financial position. In this case, however, the contributing officer/shareholder, held only a de minimus (less than 1%) interest in the Company, and only other shareholders received any significant indirect economic benefit from the transactions. Accordingly, we believed that was best portrayed through the statement of operations as if the forgiveness had come from an unrelated party.

     In preparing this response, we did further analysis and research and determined that in Topic 7B5 of the codification of its SABs, the SEC staff stated its position paraphrasing (and citing) APB 26, footnote 1 to paragraph 20 more forcefully as follows: "Forgiveness of debt by a related party TYPICALLY SHOULD BE considered a capital transaction" (emphasis added). While the use of the word "typically" also seems to be intended to leave room for exceptions (for if not so intended, might have been omitted), this language appears to express a stronger preference for capital treatment than the original authoritative language cited in its support. Once again, however, no guidance was found indicating under what circumstances an exception might be appropriate.

     Accordingly, although we continue to believe the accounting used was appropriate due to the de minimus interest of the creditor in the Company. If requested by the staff of the Commission, we would agree to restate our prior financial statements treating these transactions as capital contributions and to treat similar future transactions the same way, subject to any future relevant changes in GAAP that might arise.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1.  Organizational Structure and Basis of Presentation, page F-7
---------------------------------------------------------------------

General
-------

20. We note that you do not present any disclosures relating to segment reporting. Please explain to us and disclose your compliance with the provisions of SFAS 131 and the identity of your operating and reportable segments. Please tell us the separate revenues from the two lease tenant operations and the operating results, including gross margins, of your retail golf operations such as the revenues from the use of the driving range and golf course for all periods presented. Explain to us why you believe the operations relating to these business activities do not represent separate operating and reportable segments as defined by paragraphs ten through 17 of SFAS 131. Please also note the enterprise-wide disclosures of SFAS 131 and tell us how you complied with these requirements.

     Revenues are earned from the leasing of space in our clubhouse to entities that provide complementary services to our CGC operation. The restaurant and bar lease revenues totaled $35,419 and $30,805, and the golf pro-shop lease revenues totaled $157,248 and $172,983, in 2004 and 2003, respectively. We did not incur any expenses as a result of these leases. The operating results of the services provided through these leases are not reviewed and our resources are not used in, or allocated to, the performance of these services. Therefore, we believe that the revenues generated from these leases constitute incidental revenues as discussed in FASB 131, paragraph 11, and are not reportable segments.

     While we do track revenues separately for the golf course and the driving range, we do not track the associated expenses separately. The golf course green fee revenues totaled $769,613 and $782,018, and driving range ball revenues totaled $758,527 and $724,490, in 2004 and 2003, respectively. Expenses are not tracked separately because the majority of our expenses are personnel related (e.g., payroll and benefits). Our employees do not work exclusively on the golf course or the driving range and it is impractical for us to allocate these expenses as the amount of time an employee expends in any one area cannot be accurately determined. Furthermore, the CGC operating results are evaluated as and considered to be one business activity by management. Therefore, we do not believe that the golf course and driving range separately meet the definition of operating segments as defined in FASB 131, paragraph 10, and are not reportable segments.

     Although we believe that we have made adequate disclosures regarding the entity-wide requirements of FASB 131, the disclosures are not in any one location. Therefore, we intend to add the following sentence to the third paragraph of Note 1. b.:

        "Because our business activities are not structured on the basis of different services provided, the above activities are reviewed, evaluated and reported as single reportable segment. Therefore, revenues, from external customers, are not presented for each service provided. The Company is based in and operates solely in Las Vegas, Nevada, and does not receive revenues from other geographic areas. No one customer of the Company comprises more than 10% of the Company's revenues."

a.  Principles of Consolidation, page F-7
-----------------------------------------

21. Please tell us who owns Urban Land of Nevada, Inc., which owns the remaining 35% of All-American Golf Center, Inc., and their relationship with your company. Explain to us the types and amounts of transactions you have with them.

     Urban Land of Nevada, Inc. (Urban Land) is owned and operated by Theodore Lee. Urban Land owns the land on which the Callaway Golf Center is located. Our sole contract with Urban Land is the CGC land lease. We currently pay monthly rent of $33,173 under the terms of this lease.

Note 2.  Summary of Significant Accounting Policies, page F-8
-------------------------------------------------------------

     22. Please tell us, separately identify and disclose the source of your revenues, including each different type of transaction that you enter into such as sponsorship revenues and golf club green fees and membership dues, as well as any revenues from leasing operations. Include for each different type a description of what it is, if not obvious to investors, and your revenue recognition accounting policy for each along with how it complies with the requirements of SAB Topic 13:A. Please show us in your response what your revised disclosures will look like.

     The following is a break-down of our revenues:

                                            2004        2003
                                         ----------  ----------
     Golf related revenues:
     ---------------------
       Golf course green fees            $  769,613  $  782,018
       Driving range balls                  758,527     724,490
       Golf cart and club rentals           242,990     241,764
       Golf lessons                         120,770        --
       Other revenues                        39,090      57,263

     Lease revenues:
     --------------
       Golf pro-shop                        157,248     172,983
       Restaurant and bar                    35,418      30,805
       Other                                 25,239      84,071

     Other:
     -----
       Pepsi sponsorship                      7,757      86,648
       ATM machine fee                          150       1,050
       Other                                 12,000      37,525
                                         ----------  ----------
                                         $2,168,802  $2,218,617
                                         ==========  ==========

     We plan to add the following paragraph to Note 2 in response to this comment:

        " d. REVENUES

        Lease and sponsorship revenues tenants are recognized when earned. Substantially all other revenues including golf course green fees, driving range ball rentals and golf cart rentals, are recognized when received as they are payments for services provided on the same day."

23. Please disclose in a footnote the types of amounts included in the cost of revenues and the general and administrative expense line items.

     We plan to add the following paragraphs to Note 2:

        " e.   COST OF REVENUES

        Cost of revenues is primarily comprised of golf course and driving range employee payroll and benefits, operating supplies (e.g., driving range golf balls and golf course score-cards, etc.), and credit card/check processing fees.

        f. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses consist principally of management, accounting and other administrative employee payroll and benefits, land lease expense, utilities, landscape maintenance costs, and other expenses (e.g., office supplies, marketing/advertising expenses, and professional fees, etc.)."

24. Please tell us and disclose your accounting policy for recognizing and measuring the existence of impairments of a long-lived asset. Refer to SFAS 144.

     We plan to add the following paragraph to Note 2 in response to this comment:

        " g. IMPAIRMENT OF LONG-LIVED ASSETS

        Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Long-lived assets were evaluated for possible impairment and determined not to be impaired as of December 31, 2004."

25. We note that you have two tenants that operate retail businesses. Please tell us and clarify in your disclosures if you operate any type of retail operations at your Callaway Golf Center. If so, please tell us if you receive credits and allowances from vendors in connection with the purchase and/or promotion of the vendor products. If so, please tell us and disclose the specific nature and timing of the allowances and credits received from vendors and other entities. Please disclose your accounting policy for consideration received from a vendor such as slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration. Disclose the statement of operations line item in which each of these types of amounts is included. For any amounts netted against each expense line items other than cost of revenues, also disclose the amounts netted for each period presented. Refer to EITF 02-16.

     We do not have retail operations in that we do not sell goods (e.g., food and beverages, golf shirts, golf clubs, etc). Our retail operations are comprised of selling the right to play golf or use our driving range. We do not receive any credits or allowances from vendors. Furthermore as we do not receive consideration from vendors, we do not have a policy for the receipt of items such as slotting fees, payments under buy down agreements, co-operative advertising fees, or other considerations, nor do we believe that we need to create and implement such a policy. As a result, we do not intend to make any changes in response to this comment.

b.  Leasehold Improvements and Equipment, page F-9
--------------------------------------------------

26. Please explain to us and expand your policy disclosures to clarify whether you amortize additions made to leasehold improvements over the remaining term of the original lease or if you also include the subsequent five year renewal periods.

     We plan to revise the following paragraph in Note 2 in response to this comment:

        "  b.  LEASEHOLD IMPROVEMENTS AND EQUIPMENT

        Leasehold improvements and equipment (Note 5) are stated at cost. Depreciation and amortization are provided for on a straight-line basis over the lesser of the remaining lease term (including the optional renewal periods) or the following estimated useful lives of the assets:"

Note 4.  Related Party Transactions, page F-9
---------------------------------------------

27. Your disclosures state that you share and allocate based on relative benefits received most all costs and expenses with four other retail golf stores in Las Vegas that are separate and independently owned by your Chairman and his two sons, one of which is also your President. Please tell us and revise your disclosures to clarify how you determined the basis used to allocate these costs and expenses to each entity. Please provide us your basis of allocation by type of cost and expense and tell us the relative size of each of the other four operations in relation to your operations. Please provide us for all periods presented the total costs and expenses shared, by fiscal year and type of cost and expense, and the amount of each type that was allocated between you and each of the other four entities. Please show us in your response what your revised disclosures will look like.

     In 2004 and 2003, the only costs that were allocated were the salaries and benefits of administrative/accounting personnel.
     In the past other types of expenditures had been allocated.
     The salary and benefit allocations are based on an annual review the time expended by administrative/accounting personnel for each entity. The size of each entity in comparison to our company is difficult to quantify, as several of the related entities have their own administration/accounting personnel and we only provide technical support for them. Therefore, our allocations are not based on relative size of each entity, rather they are based on the amount of time expended on each entity.

     The salaries and benefits were allocated as follows:

                                   2004                   2003
                           ---------------------  ---------------------
                            Amount    Percentage   Amount    Percentage
                           allocated  allocated   allocated  allocated
                           ---------  ----------  ---------  ----------
All-American Sportpark,
 Inc. and Subsidiary       $ 176,385      66%     $ 268,754      70%
Las Vegas Golf and
 Tennis, Inc.                  7,266       3%        12,816       3%
Las Vegas Golf and Tennis
 Rainbow, Inc.                19,200       7%        19,200       5%
Saint Andrews Golf Shop,
 Ltd.                          9,600       4%         9,600       2%
Saint Andrews Forum Golf
 Shop, Ltd.                    9,600       4%         9,600       2%
Sports Entertainment
 Enterprises, Inc.            46,653      16%        64,851      18%
                           ---------     ----     ---------     ----
                           $ 268,704     100%     $ 384,821     100%
                           =========     ====     =========     ====

     We intend to revise the paragraph concerning expense allocations to read as follows:

     "The Company provides administrative/accounting support for (a) The Company Chairman's two wholly-owned golf retail stores in Las
     Vegas, Nevada, (the "Paradise Store" and "Rainbow Store"), (b)
     two golf retail stores, both named Saint Andrews Golf Shop ("SAGS"), owned by the Company's President and his brother, and Sports
     Entertainment Enterprises, Inc. until February 2005.   Administra-
     tive/accounting payroll and employee benefits are allocated based on an annual review the personnel time expended for each entity. Amounts allocated to these related parties by the Company approxi-mated $92,500 and $116,000 in 2004 and 2003, respectively."

28. Please tell us and revise your disclosures to clarify the number of separate outstanding notes payable to an entity owned by your Chairman as of December 31, 2004. Please disclose each note payable separately from the accrued interest due, the principal amount of each note and the terms including interest rate. Explain to us why you disclose payments of $3,037,446 in 2008. Please summarize the notes disclosing the total short-term and long-term portions that reconcile to the amounts presented in your consolidated balance sheet. Please show us in your response what your revised disclosures will look like.

     The Company owes the following amounts to related parties:

                        December 31, 2004
                      -----------------------                        Interest
Notes issued on:      Principal    Interest     Due and payable on     rate
---------------       ----------   ----------   ------------------   --------
April 23, 1998        $  200,000   $  133,779   December 1, 2005        10%
May 28, 1998             150,000       98,911   December 1, 2005        10%
June 12, 1998            100,000       65,499   December 1, 2006        10%
November 8, 2000       3,033,473    1,273,939   December 1, 2008        10%
                      ----------   ----------
Total payable to
 Vaso Boreta           3,483,473    1,572,128
                      ----------   ----------
June 5, 1998               5,000       39,557   December 1, 2006        10%
June 19, 1998             65,000       42,269   December 1, 2006        10%
July 13, 1998             50,000       32,326   December 1, 2006        10%
July 20, 1998             25,000       16,115   December 1, 2007        10%
September 1, 1998         35,000       22,158   December 1, 2007        10%
September 11, 1998        50,000       31,515   December 1, 2007        10%
                      ----------   ----------
Total payable to Las
 Vegas Golf and
 Tennis, Inc.            230,000      183,940
                      ----------   ----------
August 9, 2004           121,803        -0-            (1)               7%

October 26, 2004         424,758       25,151          (2)              10%
                      ----------   ----------
Total payable to
 Saint Andrews Golf
 Shop, Ltd.              546,561       25,161
                      ----------   ----------
November 17, 2004        100,000        1,666
                      ----------   ----------          (2)              10%
Total payable to
 Boreta Enterprises
 Inc.                    100,000        1,666
                      ----------   ----------
                      $4,360,034   $1,782,895
                      ==========   ==========

     (1) Payable in monthly installments of $3,615, through February 5, 2008.

     (2) Principal and interest are due and payable only out of available cash flows. The underlying notes do not include specified maturity dates.

     We intend to revise the paragraph concerning related party debt to read as follows:

     "The Company has various notes payable to the Company's Chairman and an entity owned by the Company's Chairman. These notes are due in varying amounts on December 1 each year through year 2008. The notes bear interest at 10% per annum and are secured by the assets of the Company. The note payable and accrued interest payable balances at December 31, 2004 were $3,713,473 and $1,756,068, respectively. The note payable and accrued interest payable balances at December 31, 2003 were $4,113,473 and $1,614,607, respectively.

     These notes are payable as follows:

          2005            $   350,000    $   232,690
          2006                220,000        179,651
          2007                110,000         69,788
          2008              3,033,473      1,273,939
                          -----------    -----------
                          $ 3 713,473    $ 1 756,068
                          ===========    ===========    "

29. Please tell us if your note agreements require you to maintain certain debt covenants. If so, please tell us what they are and disclose the most significant covenants along with the repercussions for not maintaining them. Please also disclose the existence of any cross-default provisions. Tell us and disclose whether you were in compliance with all of your debt covenants during all periods presented. In this regard, you disclose in the filing that you are delinquent on certain interest payments related to your outstanding debt. Please tell us and disclose the amount of debt which has had delinquent interest at any time and the dates and types of waivers received from your Chairman and the terms and conditions of each waiver. Disclose how the debt and delinquent interest is now classified in your consolidated balance sheet for all periods presented and your basis in GAAP for your financial statement classification. Explain to us if the interest delinquencies are related to the debt that gave rise to the gain on early extinguishment of debt recognized in fiscal 2004. Please show us in your response what your revised disclosures will look like.

     None of our notes payable have restrictive debt covenants.
     We are unable to locate the specific note in which you state that we disclosed in our filing that we were delinquent on certain interest payments. At December 31, 2004, we were not delinquent on any of our debt payments. The debt which was forgiven on December 1, 2004, was not due and payable until December 1, 2004; and therefore, was forgiven before it became delinquent. As we are unable to locate the specific disclosure you refer to as needing revision, we are unable to provide you with a revised version of the disclosure.

Note 9.  Capital Stock, Stock Options, and Incentives, page F-12
----------------------------------------------------------------

General
-------

30. Please disclose any unusual rights and privileges of your common stock or shareholders such as the rights provided under the Stockholders Agreement between you and Urban Land of Nevada, Inc., and any other unusual rights and privileges relating to your common stock. Refer to paragraphs 17 through 18 of SFAS 129.

     We plan to add the following paragraph to Note 9 to the financial statements:

     "Urban Land of Nevada, Inc. (Urban Land) has a 35% ownership interest in the Company's subsidiary, All-American Golf Center, Inc. ("AAGC"), which owns and operates the Callaway Golf Center.
     In connection with the issuance of the 35% interest in AAGC to Urban Land, the Company and Urban Land entered into a Stockholders Agreement that provides certain restrictions and rights on the AAGC shares issued to Urban Land. Urban Land is permitted to designate a non-voting observer of meetings of AAGC's board of directors. In the event of an uncured default of the CGC land lease, so long as Urban Land holds at least a 25% interest in AAGC, Urban Land will have the right to select one director of AAGC. As to matters other than the election of Directors, Urban Land has agreed to vote its shares of AAGC as designated by the Company.

     There are no unusual rights or privileges related to the ownership of the Company's common stock."

a.  Stock Option Plans, page F-12
---------------------------------

31. You disclose an exercise price range where the highest price exceeds the lowest by more than 150%. Please revise your disclosures to segregate the exercise prices into ranges that are meaningful, the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Refer to the requirements of paragraph 48 of SFAS 123.

     We intend to revise the table concerning stock option price ranges to read as follows:

     "
                     Options Outstanding             Options Exercisable
           ------------------------------------   ----------------------
                         Remaining     Weighted                 Weighted
                         Contractual   Average                  Average
Exercise   Number        1 Life        Exercise   Number        Exercise
Price      Outstanding   (Years)       Price      Exercisable   Price
--------   -----------   -----------   --------   -----------   --------

$ 0.055      325,000        1.33                    325,000
$ 0.8125      50,000        0.25                     50,000
$ 4.00        75,000        4.00                     70,000
             -------                                -------
             450,000                    $ 0.80      445,000      $ 0.76
             =======                                =======  "

Note 10.  Commitments and Contingencies, page F-13
--------------------------------------------------

32. You disclose in the second paragraph that you reached a favorable settlement of $880,000 in a lawsuit in March 2003 with Bentar Development, Inc., the general contractor, and other entities in connection with the construction of the Callaway Golf Center. However, we are unable to locate where these funds are classified in your consolidated statement of cash flows for year ended December 31, 2003, or any discussion of this amount in your liquidity section of Management's Discussion and Analysis. Please tell us when you received the $880,000 and in what line item in your consolidated statement of cash flows on page F-6 the settlement amount is reflected for 2003.

     Since these funds were a cash inflow included in net income and not shown separately as a reconciling item, they are also included in net cash from operations.

     As discussed in response to Comment No. 12 above, we intend to add a discussion of this matter in the MD&A.

Signatures
----------

33. Your document must also be signed by your controller or principal accounting officer. Any person who occupies more than one of the positions specified in the Form 10-KSB must indicate each capacity in which he signs.

     The signature page will be revised to show that Ronald S. Boreta also serves as the Company's principal accounting officer.

Form 10-Q, for the quarter ended March 31, 2005
-----------------------------------------------

Item 2.  Management's Discussion and Analysis or Plan of Operations, page 7
---------------------------------------------------------------------------

Results of Operations - Three Months Ended March 31, 2005 as Compared to the
----------------------------------------------------------------------------
Three Months Ended March 31, 2004
---------------------------------

Selling, General and Administrative, page 7
-------------------------------------------

34. You disclose a charge for bad debts of $24,764 for amounts due from SPEN, or Sports Entertainment Enterprises, Inc., a related party whose sole shareholder, Chairman, President and CEO at the time of the merger with CKX, Inc. in February 2005 was your Chairman, Vaso Boreta. Please tell us if your Chairman or either of his sons has any ownership interest in CKX, Inc., the company that merged with SPEN in February 2005. Explain to us the value of the 10,000 shares of common stock of SPEN and the method used to determine the fair value of these shares.

     Neither Vaso Boreta, our Chairman, nor his sons had any interest in the company that was acquired by SPEN. SPEN is now named CKX, Inc. These persons were each a shareholder of SPEN; Vaso Boreta was President and a Director of SPEN; and Ronald Boreta was a Director of SPEN. Each of these persons continues to hold a small percentage of the shares of the ongoing entity, together owning less than 5% of the outstanding shares.

     The 10,000 shares received in exchange for all amounts owed to the Company by SPEN were valued at the market price on the date of receipt and amounts receivable from SPEN in excess of the market value of the shares received were written-off.

                                     * * *

     As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Attached hereto is the written statement you have requested.

                               * * * * * * * *

      Please contact the undersigned if you have any questions or need any additional information in connection with the above.


                                    Very truly yours,

                                    KRYS BOYLE, P.C.




                                    By: /s/ James P. Beck
                                       James P. Beck

cc: All-American SportPark, Inc.
    Piercy Bowler Taylor & Kern









                          ALL-AMERICAN SPORTPARK, INC.
                         6730 South Las Vegas Boulevard
                            Las Vegas, Nevada  89119



                                 August 1, 2005


United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549


Ladies and Gentlemen:

     On behalf of All-American SportPark, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                 ALL-AMERICAN SPORTPARK, INC.


                                 By: /s/ Ronald S. Boreta
                                    Ronald S. Boreta, President